-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      Washington, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   December 31, 2001
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker      4. Statement for  6. Relationship of Reporting Person(s)
                                               or Trading Symbol              Month/Year        to Issuer
                                                                                                      (Check all applicable)
    Chilton Investment Company, Inc.           The Pantry, Inc. - PTRY         07/01         [ ] Director        [ ] 10% Owner
    ------------------------------------                                                     [ ] Officer (give   [X] Other
    (Last)        (First)      (Middle)                                                          title below)        (specify below)

                                                                                             Deemed to be a 10% Owner
    1266 East Main Street, 7th Floor                                                         ---------------------------------------
    ------------------------------------   -----------------------------------------------------------------------------------------
                  (Street)                  3. I.R.S. Identification       5. If Amendment,  7. Individual or Joint/Group Filing
                                               Number of Reporting            Date of               (Check Applicable Line)
                                               Person, if an entity           Original       [X] Form Filed by One Reporting Person
    Stamford, CT  06902                        (Voluntary)                    (Month/Year)   [ ] Form Filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

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
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
                                        --------------------------------------------------------------------------------------------
                                         Code     V     Amount  (A) or (D)  Price
                                        --------------------------------------------------------------------------------------------

Common Stock, $.01            5/25/00     P             10,000      (A)       9.50      2,085,200        I      Investment Manager
 par value
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Common Stock, $.01            8/21/00     S              4,000      (D)      12.75      2,081,200        I      Investment Manager
 par value
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Common Stock, $.01            8/23/00     P            119,679      (A)      12.50      2,081,200        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            8/23/00     S            119,679      (D)      12.50      2,081,200        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            11/16/00    P              5,000      (A)     9.8125      2,101,200        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            11/27/00    P             15,000      (A)     8.9375      2,101,200        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            12/28/00    P              5,000      (A)      8.75       2,106,200        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            1/2/01      P              2,500      (A)      10.50      2,171,200        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            1/3/01      P             10,000      (A)     10.8313     2,171,200        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            1/8/01      P              2,500      (A)      10.75      2,171,200        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            1/26/01     P             50,000      (A)      9.684      2,171,200        I      Investment Manager
 par value
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Common Stock, $.01            4/26/01     P              5,000      (A)     7.2292      2,180,500        I      Investment Manager
 par value
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Common Stock, $.01            4/27/01     P              4,300      (A)      7.863      2,180,500        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            5/3/01      P              5,000      (A)         7.505   2,190,500        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            5/29/01     P              5,000      (A)         7.432   2,190,500        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            6/5/01      P              5,000      (A)         7.521   2,216,400        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            6/29/01     P             20,900      (A)        7.5214   2,216,400        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            7/3/01      P              5,000      (A)        9.3224   2,245,100        I      Investment Manager
 par value
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01            7/26/01     P             23,700      (A)        9.8781   2,245,100        I      Investment Manager
 par value
------------------------------------------------------------------------------------------------------------------------------------

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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                                                                                                                     SEC 1475 (3-99)
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

FORM 4 (continued)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                  4)
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                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
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Explanation of Responses:




** Intentional misstatements or omissions of
   facts constitute Federal Criminal Violations.
   See 18 U.S.C. and 15 U.S.C. 78ff(a).              By: /s/ Norman B. Champ III                              August 10, 2001
                                                         --------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date
                                                         Name:  Norman B. Champ III
                                                         Title: Managing Director
Note:    File three copies of this Form, one of
         which must be manually signed. If space
         is insufficient, see Instruction 6 for
         procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.

                                                                                                                         Page 2 of 2
                                                                                                                     SEC 1475 (3-99)
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